Male Age 55 Standard Nonsmoker, Female Age 50 Female Preferred Nonsmoker

	Beginning			Policy Fee +			End of Year
	of the		Premium	Per 1000	Cost of	Investment	Accumulated
Year	Year AV	Premium	Expense	Charge	Insurance	Income	Value
1	0.00	10,000.00	1,040.00	1,140.00	51.36	(74.45)	7,694.19
2	7,694.19	10,000.00	1,040.00	1,140.00	168.22	(142.13)	15,203.84
3	15,203.84	10,000.00	1,040.00	1,140.00	308.83	(207.44)	22,507.57
4	22,507.57	10,000.00	1,040.00	1,140.00	477.74	(270.18)	29,579.64
5	29,579.64	10,000.00	1,040.00	1,140.00	677.23	(330.14)	36,392.28

End of year 5 cash surrender value 36,392.28 minus 10,000.00 = 26,392.28

     The surrender charge for joint equivalent age 50 is 10.00 per 1000 of face amount in policy year 5 or $10.000.